FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number: 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2

(b): 82-

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Richmond, Virginia, USA, 10 December 2003

Press Release

Degrémont signs a 25-year contract to provide for

Greater Amman’s (Jordan) entire wastewater treatment needs

The Samra Plant Consortium (SPC) officially signed a major wastewater contract for Jordan in the presence of Prime Minister Faisal Al Fayez, the Minister of Water and Irrigation, Dr Hazim El Naser, various government members and diplomats. The SPC consortium is a 50:50 venture, composed of two American partners : Morganti USA and Infilco Dégremont Inc., the water treatment plant specialist of SUEZ Environment in North America.

The project is a PPP (Public-Private Partnership) that benefits from US AID* funding and will generate total annual turnover of 15 million dollars for a 25 year duration. The consortium will be responsible for the design and construction of the Khirbet As Samra wastewater treatment plant, the extension and conformity of the Ain Ghazal pre treatment plant. SPC will be responsible for operating both plants along with pumping stations in the Zarqa Gouvernorate in the North East of Amman.

The Khirbet As Samra plant has an average capacity of 268 000 m3/day and will treat the sewage of 2,5 million inhabitants in Amman and its surrounding areas. Furthermore, technically advanced solutions will be used to treat both sewage (primary settling and activated sludge) and biosolids (digestion and composting).

The plant is almost self-sufficient in energy terms.

SPC brings together partners with a historic presence in Jordan and neighboring countries. This contract win illustrates their capacity to provide sustainable solutions in a region where infrastructure needs are immense due to scarce water resources.

*US AID : United States Agency for International Development

DEGREMONT, SUEZ ENVIRONNEMENT’s water plant specialist, is present in over 70 countries and employs 3,200 people. Degrémont’s turnover in 2002 was EUR 968 million.

SUEZ ENVIRONNEMENT is a SUEZ business line that provides equipment and services that are essential to life and protecting the environment : drinking water production and distribution, collection and treatment of wastewater, re-use and treatment of waste. Through its three worldwide brands, Ondeo (water distribution services), Degrémont (water treatment plant specialist ) and SITA (waste services), SUEZ ENVIRONNEMENT turnover in 2002 came to EUR 12.9 billion for 97 000 staff.

Press Contact : Degrémont – Frédérique Raoult : +33 1 46 25 62 04 / + 33 6 85 93 22 07

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : December 11, 2003	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary